August 19, 2019

Ralph Lober
President and Chief Executive Officer
Consumers Bancorp, Inc.
614 East Lincoln Way
P.O. Box 256
Minerva, OH 44657

       Re: Consumers Bancorp, Inc.
           Registration Statement on Form S-4
           Filed August 15, 2019
           File No. 333-233306

Dear Mr. Lober:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services